Exhibit 99.6

IMPERIAL CHEMICAL INDUSTRIES PLC

ANNUAL GENERAL MEETING 2003

CHIEF EXECUTIVE’S SPEECH

Thank you, Alex and Good Morning, Ladies and Gentlemen. I am delighted to be speaking at my first AGM as your new CEO, and am looking forward to the challenge of improving ICI’s performance.

I am quite clear that there are 2 imperatives for ICI going forward:

The first is strategic – determining if ICI is pursuing the optimal strategy given the current global economic outlook, and the second is operational – driving short to medium-term improvement from the business; increasing sales growth; improving margins; and, in particular, reducing the cost and capital we employ to run the business.

As the Chairman said, over the last month or so the Board has undertaken an intensive review of major strategic options. And as he also said, the conclusion reached by the Board is that we do not believe, at this time,that shareholders’ best interests would be served by a major divestment. Divestments are not attractive at this point in time due to the recent underperformance of the businesses and the potential disposal costs.

To be clear, this doesn’t mean forever, but it does mean that shareholder value needs to be delivered in the near-term by achieving substantial performance improvement throughout today’s ICI. I’m under no illusions – we need to improve our performance. So that means substantial re-definition of the operational agenda, given that we can’t assume favourable market conditions to drive profit growth.

In the short-term there are 3 things we need to do:

First, we need to increase prices and margins in National Starch and Uniqema. In National Starch, we must secure price increases in Adhesives and Emulsions in particular, in order to restore what has been lost by the rise in raw material costs. A good start has been made, but further increases are needed. National has been through periods of raw material price inflation before, and successfully rebuilt margins.

Second, and much more difficult, we need to restore Quest’s market positions in Food, where last year’s production problems in Naarden in the Netherlands have obviously undermined customer confidence. We have made a start, and Alex mentioned the management changes we have made and specifically the appointment of Charles Knott to lead the Quest team.

Let me touch on work underway on the operational and customer side.

Restoring customer service levels to where they were, before the problems occurred, was obviously crucial. That’s been done, and provides a basis for rebuilding confidence. But we are doing more. Plans are in place in Naarden to further reduce lead times and improve delivery reliability.

One of the most important things for Quest is that, whilst we have recently lost business and the confidence of some of our customers in Europe, we continue to do business with all key customers and maintain relationships with them at all levels. This at least gives Quest the basis for winning business, and confirms the quality of technology and innovation that exists within the unit. Ultimately, this is what we need to bring to bear through new product introductions if we’re to rebuild our market position, and regain the trust and confidence of our customers.

Our third priority is to reduce our costs across the whole company – both in the operating units and the Head Office – immediately.

In the first quarter this year our International Business fixed costs increased by some 3%. Obviously, as we’re not generating growth in gross margin, this is something we simply can’t afford. So we’ve put plans in place to limit fixed costs across the Group, for the remainder of the year, to last year’s levels.

And we have announced the first stage of a worldwide restructuring programme. In this first stage we are driving some minor cost reduction programmes across all the Specialty Products businesses – National Starch, Quest and Uniqema – but in our European Paints units we’re accelerating a programme of structural change we’ve been working on for some time that is designed to take our supply chain productivity to world-class levels. The Paints programme involves intensive productivity improvements at each site, rationalisation of solvent-borne production across Europe and restructuring of all European supply chain support functions.

In National Starch we are implementing 8 relatively straightforward projects, all aimed at improving operating efficiency. In Quest, the programme comprises 5 individual initiatives that will improve their operational effectiveness and in Uniqema we are taking some action to streamline the management structure.

Unfortunately, it seems impossible to implement cost reduction programmes nowadays that do not lead to job losses, and we had to announce that as a result of the programme some 700 jobs would be lost from our facilities around the world over the next two years.

This plan is important. It is designed to deliver £30m of sustainable bottom-line improvement by 2005. It must be delivered quickly and effectively. It responds to the particular issues we have and the uncertain economic environment. If we can get these things right they’ll make a substantial difference.

But clearly it’s not enough – it is merely the short-term operational agenda that I’m driving. To really perform in the long term, we need to do more.

So I am now engaged with the management team in a rigorous assessment of further cost reduction opportunities and restructuring across all our business units, and in the Head Office.

But my agenda is not only about cutting costs. Sustained success will require the Group to grow both its sales around the world, and, most importantly, its margins. If we look at our performance during 2002, our International Businesses did deliver some top line growth – admittedly only 1%, but that headline number disguised some creditable growth across all regions except Latin America – and Asia merits particular mention. You may be interested to know that today around 25% of ICI’s employees are in Asia.

Our trading profit, however, was down in the International Businesses for the year by 1% because we had the production problems in Quest Foods and raw material price issues that affected Uniqema.

If I now look at the first quarter this year, the period we reported on last month, the International Businesses again achieved 1% sales growth in total. Regionally, sales were ahead in both Asia and Latin America, with Europe and North America both similar to last year. By business, sales for National and Uniqema were both up by 4%, Paints was in line with last year, but Quest was 5% lower.

At the trading profit level, Paints delivered good growth, but profits in National, Uniqema and Quest were all significantly lower than last year. For the Group, there was good progress on cash flow during the quarter and the lower level of profit was offset by improvement in working capital efficiency, lower capital expenditure, and lower interest payments. This meant that the Group’s cash flow before financing was £78m better than last year and we ended the quarter with net debt £500m better than a year ago.

Gross margin percentages for the International Businesses for Q1 were about 1% lower than for Q4, and about 2% lower than a year ago. The major factors were, as Alex has said, the significant rise in petrochemical-based raw material prices experienced by National Starch, and both Uniqema and Quest being affected by adverse product mix and the relative weakening of the US dollar. But with fixed costs for the International Businesses, as we’ve said, 3% higher for the quarter, trading profit for the International Businesses in total was 31% lower overall.

We know we have to improve on this, and I am determined to bring costs down, push margins up, and deliver real, long-term value growth. It’s not going to be easy and the management team will be taking some tough decisions over the next year or so, but I’m confident that they are all motivated to achieve these goals and will not shy away from doing what must be done to get this Company back on track.

Thank you.